Exhibit 99.05

Appendix 4C

Monthly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Monthly report

for entities admitted

on the basis of commitments

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10

Name of entity

Metal Storm Limited

ABN	Month ended (“current month”)
99 064 270 006	February 2012

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A’000	Year to date (2 months) $A’000
1.1		Receipts from customers	—	—

1.2	Payments for	(a) staff costs	(224)	(454)
		(b) advertising and marketing	—	—
		(c) research and development	(2)	(7)
		(d) leased assets	—	—
		(e) other working capital	(294)	(355)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	—	1
1.5		Interest and other costs of finance paid	—	—
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(520)	(815)

+	See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 1

Appendix 4C

Monthly report for entities

admitted on the basis of commitments

		Current month $A’000	Year to date (2 months) $A’000

1.8	Net operating cash flows (carried forward)	(520)	(815)

Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—

1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	—

1.14	Total operating and investing cash flows	(520)	(815)

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	310	410
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings	—	—
1.19	Dividends paid	—	—
1.20	Other (provide details if material)	—	—

	Net financing cash flows	310	410

	Net increase (decrease) in cash held	(210)	(405)

1.21	Cash at beginning of quarter/year to date	286	481
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of quarter	76	76

+	See chapter 19 for defined terms.

Appendix 4C Page 2	17/12/2010

Appendix 4C

Monthly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current month $A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	27

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NA

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NA

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000

3.1	Loan facilities	(7,550)	(7,550)

3.2	Credit standby arrangements	—	—

+	See chapter 19 for defined terms.

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Appendix 4C

Monthly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current month $A’000	Previous month $A’000

4.1	Cash on hand and at bank	76	286

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of quarter (item 1.23)	76	286

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity

5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets

5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ B Farmer	Date: 30 March 2012
(Company secretary)

Print name:	Brett Farmer.

+	See chapter 19 for defined terms.

Appendix 4C Page 4	17/12/2010

Appendix 4C

Monthly report for entities

admitted on the basis of commitments

Notes

The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital.

On 22 June 2010, the Company signed an equity line agreement with Dutchess Opportunity Fund II for a total facility of $25 million. The facility allows the Company, at its sole discretion, to draw down up to $200,000 every 5 days. Whilst the Company can issue draw down notices for up to $200,000, in certain circumstances the level of funding received under the Agreement is variable. For example, certain adjustment events, such as the share price trading below the floor price, can reduce the draw down by 1/5 for every day an adjustment event occurs. This exampled condition and others with a similar purpose mean that the company may not be able to draw required funds from this funding line. Up until this time however funding sought by the Company through this facility has been available.

The Company entered into its first product sales contract on 3 August 2010. The contract with the Correctional Services of Papua New Guinea is to supply 500 MAUL weapons and 50,000 rounds of non-lethal ammunition for a total value of US$3,365,000. The Company expects to complete this contract over the course of the 18 months following receipt of the initial deposit of US$673,000 due upon ratification of the contract by the PNG government. PNG is currently experiencing uncertainty with regard to government authority. That appears to be likely to be determined within the next several months and it is anticipated that the contract will be funded then.

The Company continues to seek a substantial cornerstone investor and is presently in negotiations with a number of parties with the objective of securing sufficient funds to enable the Company to continue operations and commercialise its technology.

With this information in mind the Directors believe the Company to currently be a going concern and therefore in compliance with listing rule 12.2.

The results reported in this Appendix 4C were in line with Company expectations.

+	See chapter 19 for defined terms.

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